Exhibit (a)(1)(vii)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated January 24, 2011 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Sub (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Sub.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Class A and Class B Common Stock

of

Playboy Enterprises, Inc.

at

$6.15 Net Per Share

by

ICON MERGER SUB, INC.

a wholly owned direct subsidiary of

ICON ACQUISITION HOLDINGS, L.P.

Icon Merger Sub, Inc., a Delaware corporation (“Sub”) and a wholly owned direct subsidiary of Icon Acquisition Holdings, L.P., a Delaware limited partnership (“Purchaser”), is offering to purchase for cash all of the outstanding shares of Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share (collectively, the “Shares”), of Playboy Enterprises, Inc., a Delaware corporation (“Playboy”), at a purchase price of $6.15 per Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 24, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, and any amendments or supplements thereto, collectively constitute the “Offer”). Stockholders of record who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of the Shares pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee must consult such institution in order to tender their Shares. Upon completion of the Offer, Purchaser intends to effect the Merger (as defined below) of Sub and Playboy as promptly as practicable in accordance with the terms of the Merger Agreement (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON FEBRUARY 22, 2011, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is subject to (i) a non-waivable condition that more than 50% of the Shares (treating Playboy’s Class A common stock and Class B common stock as a single class) outstanding on the expiration date of the Offer (other than Shares that certain persons have agreed to contribute to Purchaser and any Shares held by Purchaser, Sub and their respective affiliates (together with the stockholders contributing their Shares to Purchaser, the “Purchaser Group”)) be validly tendered and not withdrawn (which is referred to as the “Minimum Tender Condition”) and (ii) a condition that there be validly tendered and not withdrawn such number of shares of Playboy’s Class A common stock that, together with any other shares of such class beneficially owned by one or more members of the Purchaser Group, constitutes at least 90% of the outstanding shares of Playboy’s Class A common stock, after giving effect to any shares of Playboy’s Class A common stock that are issued or issuable to Sub pursuant to the Top-Up Option (as defined below) in accordance with the terms of the Merger Agreement (which is referred to as the “Threshold Condition”). The Offer is also subject to certain other conditions set forth in the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger entered into on January 9, 2011, by and among Purchaser, Sub and Playboy (as it may be amended from time to time, the “Merger Agreement”), which provides, among other things, that after the satisfaction of certain conditions, Purchaser will, as promptly as practicable, cause the merger of Sub with and into Playboy (the “Merger”) in which all remaining stockholders of Playboy (other than Purchaser, Sub and other than stockholders properly exercising their appraisal rights under Delaware law) would, without the need for further action by any other stockholder, receive the same price per Share as was paid in the Offer, without interest thereon, less any applicable withholding taxes. If following consummation of the Offer, or upon the exercise of the Top-Up Option described below, Purchaser and Sub own 90% or more of the outstanding shares of Playboy’s Class A common stock, Purchaser will consummate the Merger as a short-form merger in accordance with the terms of the Merger Agreement and Delaware law, without a meeting of Playboy’s stockholders. If as of the expiration date of the Offer, the Minimum Tender Condition is satisfied and all of the other conditions to the Offer are satisfied or waived, except for the Threshold Condition, then the Offer will be abandoned and the Merger will be consummated through a “long-form” merger in accordance with the terms of the Merger Agreement and Delaware law, with certain trusts controlled by Hugh M. Hefner executing a written consent, as the majority holders of the outstanding shares of Playboy’s Class A common stock, to adopt the Merger Agreement and approve the Merger without a meeting of Playboy’s stockholders.

Under the Merger Agreement, Playboy has granted Sub the option to purchase a number of newly issued shares of Playboy’s Class A common stock equal to a number of shares that, when added to the number of shares of Playboy’s Class A common stock owned by Purchaser and Sub at the time of the exercise of such option, constitute no less than one share more than 90% of the number of shares of Playboy’s Class A common stock that will be outstanding immediately after the issuance of the shares of Playboy’s Class A common stock pursuant to such option, at a price per share equal to the Offer Price (the “Top-Up Option”). The Top-Up Option may be exercised only once and only if the Minimum Tender Condition has been satisfied and all of the other conditions to the Offer have been satisfied or waived, except for the Threshold Condition, and the exercise of the Top-Up Option is necessary for Sub to own at least 90% of the outstanding shares of Playboy’s Class A common stock. Under the foregoing scenario, Sub will be deemed to have exercised the Top-Up Option and the Threshold Condition will be deemed satisfied as of the expiration of the Offer in order to allow the short-form merger to be consummated. The Top-Up Option cannot be exercised if the number of shares of Playboy’s Class A common stock to be issued pursuant to the Top-Up Option would exceed the number of authorized and unissued shares of Playboy’s Class A common stock.

The board of directors of Playboy, acting upon the unanimous recommendation of the special committee of independent directors of Playboy’s board of directors, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to and in the best interests of the holders of the Public Shares (as defined in the Offer to Purchase), (ii) approved the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (iii) recommended that the holders of the Public Shares accept the Offer, tender their shares pursuant to the Offer and (if required by applicable law) adopt the Merger Agreement and approve the Merger.

The Merger Agreement provides that (i) Sub may extend the Offer for one or more successive periods not to exceed ten business days in each instance, if after the scheduled expiration of the Offer (or any extension thereof) any of the conditions of the Offer have not been satisfied or waived (subject to the limitation that no party may waive the Minimum Tender Condition and subject to the requirement that Sub proceed with the long-form merger if all of the conditions of the Offer have been satisfied or waived except for the Threshold Condition), (ii) if all of the conditions have been satisfied or waived (subject to the limitation that no party may waive the Minimum Tender Condition) and the marketing period to be used by the lender providing debt financing for the Offer and the Merger has not ended on the last business day prior to the then-scheduled expiration date of the Offer, Sub shall extend the Offer until the earliest to occur of (a) the first business day after the lender has waived the condition in its debt commitment letter relating to the marketing period and (b) the first business day after the final day of the marketing period, (iii) Sub may extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer and (iv) to the extent required by the lender, if five business days have not lapsed since Playboy has publicly announced its results of operations for the fiscal quarter and year ending December 31, 2010, Sub shall extend the Offer until the fifth business day after the day Playboy makes such public announcement, provided that Sub is not permitted to extend the Offer beyond May 9, 2011 (except pursuant to clause (iii) above) without Playboy’s written consent. Under no circumstances will Sub pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If Sub extends the Offer, Sub will give oral or written notice of such extension to the Depositary and will issue a press release announcing the extension not later than 9:00 a.m., Eastern time, on the next business day after the day on which the Offer was scheduled to expire.

Sub will be deemed to have accepted for payment Shares tendered pursuant to the Offer when, as and if Sub gives oral or written notice of its acceptance to the Depositary. Payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or in connection with a book-entry transfer, an agent’s message) and (iii) any other required documents.

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the expiration of the Offer or at any time after March 25, 2011 if the Offer has not expired by that date. Once Sub accepts Shares for payment, you will no longer be able to withdraw them.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase) through DTC) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn Shares.

In general, the sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

Playboy provided Purchaser and Sub with Playboy’s stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase, the Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and Letter of Transmittal will be mailed to record holders of Shares whose names appear on Playboy’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the Letter of Transmittal contain important information. Stockholders should carefully read both in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com